Exhibit 12.1

SunGard Data Systems Inc.

Computation of Ratio of Earnings to Fixed Charges (Unaudited)

($ in millions)

	Predecessor		Successor
	Year ended December 31, 2004	January 1 through August 10, 2005	August 11 through December 31, 2005	Year ended December 31, 2006	Year ended December 31, 2007	Year ended December 31, 2008
Fixed charges
Interest expense	$28	$14	$228	$616	$608	$561
Amortization of debt issuance costs and debt discount	1	3	20	40	37	37
Portion of rental expense representative of interest	57	38	25	61	69	75

Total fixed charges	$86	$55	$273	$717	$714	$673

Earnings
Income (loss) before income taxes	$761	$288	$(62)	$(139)	$(63)	$(204)
Fixed charges per above	86	55	273	717	714	673

Total earnings	$847	$343	$211	$578	$651	$469

Ratio of earnings to fixed charges	9.8	6.2	*	*	*	*

*	Earnings for the period August 11 through December 31, 2005 and for the years ended December 31, 2006, 2007 and 2008 were inadequate to cover fixed charges by $62 million, $139 million, $63 million and $204 million, respectively.